FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on February 27, 2004, announcing the Company's Fourth Quarter and cumulative 2003 results

For Immediate Release

Compañía de Minas Buenaventura Announces Fourth Quarter and Twelve-Month 2003 Results

Lima, Peru, February 26th, 2004 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company, announced today its results for the fourth quarter and for the year ended December 31, 2003. All figures have been prepared in Peruvian GAAP and are stated in Peruvian nuevos soles (S/.) and in U.S. dollars (US$) at a rate of S/3.464 per US$1 for the convenience of the reader.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "This quarter, Buenaventura's actual net income was S/.263.7million, or US$ 76.1 million, an increase of 55% over the 4Q2002 (Net income S/.170.1 million). However, due to a provision of S/.324.2 million, or US$ 93.7 million, (in accordance with IAS39 for derivative instruments) the final result is a net income of S/.54.9 million, or US$15.9 million.

Our operating income this quarter was S/.27.5 million, or US$7.9 million, 65% higher than 4Q2002 (S/.16.6 million). EBITDA was S/.272.6 million, or US$ 78.7 million, a 10% increase when compared to 4Q2002.

It is important to mention that 2003 was a record year in terms of net profits, operating profits and EBITDA. The actual accumulated net income was S/.543.0 million, or US$156.9 million, a 37% increase as compared to 2002 (S/. 396.3 million), but due to the provision for derivative instruments, mentioned above, (S/.617.0 million, full year amount) the reported net income was S/. 167.0 million, or US$48.2 million. During 2003, EBITDA was S/.1,153.5 million or US$333.0 million, representing an increase of 47% compared to 2002 (US$227.2 million).

These results were mainly due to improvements in our operations at Uchucchacua, cost-cutting efforts, and at Orcopampa and Antapite --- where gold production rose 14% to 265,087 ounces while our total average realized price of gold increased 21%, from US$323.62 to US$ 391.29/oz.Au. At Yanacocha, our largest affiliate, production in 4Q2003 was 4% lower than during the same quarter of 2002. For the full year 2003, however, production was 2.85 million ounces of gold, a new historical record and a 25% increase compared to 2002.

Financial Highlights (in millions of US$, except Income per ADR):

	4Q03	4Q02	Var	FY03	FY02	Var
Operating Revenues	64.3	47.3	36%	234.5	181.3	29%
Operating Income	7.9	4.8	65%	48.6	28.4	71%
EBITDA (BVN Direct Operations)	16.8	12.6	29%	75.5	59.3	27%
EBITDA (including Yanacocha)	78.7	71.7	10%	333.0	227.2	47%
Net Income (without mark to market effect)	76.1	49.1	55%	156.9	114.4	37%
EPS (without Mark to market effect)	0.60	0.39	55%	1.23	0.90	37%

Operating Highlights:
	4Q03	4Q02	Var	FY03	FY02	Var
Total Sales (million of US$)	56.2	40.4	39%	202.4	158.8	28%
Average Realized Price Gold (US$/oz.)	391.3	323.6	21%	364.9	309.4	18%
Average Realized Price Silver (US$/oz.)	5.2	4.5	15%	4.9	4.7	5%

Operating Revenue

In 4Q2003, operating revenue was S/.222.6 million, or US$64.3 million, an increase of 36% when compared to 4Q2002 (S/.163.9 million). This was a result of a 39% increase in net sales and a 15% increase in royalties.

Accumulated operating revenue for 2003 was S/.812.4 million, or US$234.5 million, a 29% increase compared to 2002 (S/.627.3 million), due to a 28% increase in net sales and a 42% increase in royalty income.

- Net sales increased 39% in 4Q2003 versus 4Q2002 mainly due to a 90% increase in gold sales contribution, due to a 57% increase in volume of gold sold and a 21% increase in the price of gold. For the full year 2003, net sales were 28% higher than 2002, explained by a 55% increase in the value of gold sales (31% increase in gold ounces sold and 18% increase in the price of gold).

Sales Content:

	4Q03	4Q02	Var%	FY03	FY02	Var%
Gold (in oz)	90,499	57,693	57%	323,801	247,010	31%
Silver (in oz)	2,765,783	3,207,889	-14%	11,105,174	11,777,339	-6%
Lead (in MT)	5,851	7,383	-21%	24,038	23,081	4%
Zinc (in MT)	11,831	14,787	-20%	50,933	52,493	-3%

Production and Operating Costs

Buenaventura's equity production in 4Q2003 was 75,700 ounces of gold, 13% higher than 4Q2002 (67,196 ounces) and 2,976,520 ounces of silver, an increase of 3% as compared to 4Q2002 (2,884,791 ounces).

Equity production(1) for the full year of 2003 was 289,886 ounces of gold and 11,787,729 oz of silver. This represents an increase of 14% in gold production and a 1% increase in silver production as compared to 2002.

(1) Includes 100% of its operating units, 78.06% of production at Ishihuinca and Antapite, 32.77% of production in El Brocal, 100% of production at CEDIMIN and 51% of production in Paula.

Equity Production[1]
	4Q03	4Q02	Var	FY03	FY02	Var
Gold (in oz)	75,700	67,196	13%	289,886	255,212	14%
Silver (in oz)	2,976,520	2,884,791	3%	11,787,729	11,684,396	1%
Lead (in MT)	3,171	3,557	-11%	13,155	12,941	2%
Zinc (in MT)	5,439	6,657	-18%	23,795	28,072	-15%

In Orcopampa (100%), total production value in 4Q2003 was US$15.6 million, an increase of 41% compared to 4Q2002 (US$11.0 million), due to a 9% increase in gold production (47,084 ounces in 4Q2003) and a 21% increase in the price of gold.

For the full year 2003, total gold production was 180,725 ounces, a 13% increase when compared to 2002 (160,017 ounces).

Cash operating cost in 4Q2003 was US$178.8/oz of gold, an increase of 8% compared to 4Q2002 (US$165.7/oz of gold). The higher cash cost is explained by an important exploration effort carried out not only in 4Q2003, but throughout the entire year, which permitted an increase in Orcopampa's gold reserves to 539,000 ounces, 77% higher than 2002 (304,000 ounces).

In Uchucchacua (100%), total production value in 4Q2003 was US$10.7 million, an increase of 32% compared with 4Q2002 (US$8.1 million). This increase is not only due to a 4% increase in silver production (2,369,463 ounces in the 4Q2003), but also to the increase in metal prices as compared to 4Q2002 (16% in silver, 41% in lead and 15% in zinc). For the full year 2003, total production was 9,576,162 ounces of silver, a 2% increase as compared to 2002 production (9,387,090 ounces of silver).

Uchucchacua's efforts in production procedures and control permitted an increase in the productivity of contractors, labor efficiency and supply savings. As a consequence, it was possible not only to reduce the cash operating cost to US$2.95/oz of silver, 11% lower than 4Q2002 (US$3.3/oz of silver), but also to increase silver reserves by 33%, from 48.7 million ounces to 64.6 million ounces.

In Antapite (78%), total production value in 4Q2003 was US$9.1 million, an increase of 56% compared to 4Q2002 (US$5.8 million) due to a 28% increase in gold production (from 18,221 ounces in 4Q2002 to 23,454 ounces in 4Q2003) and a 21% increase in the price of gold.

During the 2003 year, total production was 84,261 ounces of gold, a 16% increase as compared to 2002 (72,742 ounces).

Cash operating cost in 4Q2003 was US$162.6/oz of gold, an 8% decrease as compared to 4Q2002 (US$177.2/oz of gold), due to higher gold production.

In Ishihuinca (78%), total production value in 4Q2003 was US$2.5 million, an increase of 72% compared to 4Q2002 (US$ 1.5 million), due to a 42% increase in gold production (from 4,509 ounces in 4Q2002 to 6,404 ounces in 4Q2003).

For 2003, total production was 25,287 ounces of gold, a 61% increase when compared to 2002 (15,694 ounces).

Cash operating cost in 4Q2003 was US$264.7/oz of gold, similar to 4Q2002 (US$264.4).

In Colquijirca (32.77%), total production value in 4Q2003 was US$9.0 million, an increase of 22% compared to 4Q2002 (US$7.41 million), due mainly to the increase in metal prices as compared to 4Q2002 (16% in silver, 41% in lead and 15% in zinc). Lead production in 4Q2003 was 5,050 ST, a 19% decrease versus 4Q2002 (6,215 ST). Silver production was 777,614 ounces in 4Q2003, a 14% decrease compared with 4Q2002 (901,079 ounces) and zinc production was 13,695 ST, a 21% decrease compared with 4Q2002 (17,426 ST).

Operating Expenses

- General and administrative expenses in 4Q2003 were S/.45.7 million, or US$13.2 million, a 111% increase compared to 4Q2002 (S/.21.7 million) due to a S/. 26.5 million provision for the Long-Term Management Compensation Program. For the year 2003, accumulated general and administrative expenses were S/.117.4 million, or US$33.9 million, an increase of 55% compared to 2002 (S/.75.6 million).

- Exploration costs in non-operational mining areas in 4Q2003 increased 13% to S/.19.5 million, or US$5.6 million (S/.17.4 million in 4Q2002), due to higher expenditures in new generative prospects in Huancavelica, and in the La Zanja and Poracota Projects. For the year 2003, exploration costs in non-operational mining areas were S/.56.5 million, or US$16.3 million, a 47% increase when compared to 2002 (S/.38.4 million).

Operating Income

Operating income was S/.27.5 million, or US$ 7.9 million, a 65% increase compared to 4Q2002 (S/.16.6 million). This was primarily a result of the 36% increase in operating revenues, due to a higher volume of gold sold and metal prices, while operating costs increased only 13%.

For 2003, operating income increased 71% reaching S/.168.5 million, or US$48.6 million.

Income from Non-consolidated Affiliates

Buenaventura's income from Non-Consolidated Affiliates in 4Q2003 was S/.179.0 million, or US$51.7 million, an increase of 5% compared to 4Q2002 (S/.170.3 million). For the year 2003, accumulated income from Non-Consolidated Affiliates was S/.531.5 million, or US$153.4 million, a 58% increase compared with 2002 (S/.337.4 million), mainly attributed to our participation in Yanacocha.

In Yanacocha (43.65%) 4Q2003 gold production decreased 4% to 667,286 ounces (291,276 ounces Buenaventura's share) compared with the same period of 2002, while total 2003 production increased 25% to 2,851,100 ounces of gold (1,244,503 ounces Buenaventura's equity) from 2,285,584 ounces in 2002. This result was due to an increase of 18% in the grade and gold recoveries.

Due to the lower production in 4Q2003, cash operating cost in Yanacocha was US$136.0/oz of gold, an 11% increase as compared with 4Q2002, while the average cash cost for entire year 2003 was US$129.0/oz of gold, 4% lower than in 2002.

Net income for the full year of 2003 was US$320.4 million and the operating cash flow was US$542.1 million, compared to US$197.9 million and US$319.4 million, respectively.

Yanacocha's Capital Expenditures in 2003 was US$194.2 million, mainly due to the expansion of the leach pads and sediment controls.

At the end of year 2003, Yanacocha's reserves were of 31.7 million ounces.

Net Income

This quarter Buenaventura's net income was S/.263.7 million, or US$76.1 million, representing an increase of 55% compared to 4Q2002. However, due to a provision for mark-to-market value variation of S/.324.2 million, or US$93.6 million, in accordance with IAS39, for derivative instruments, net income reported in 4Q2003 was S/.54.9 million, or US$15.9 million.

Earnings per share (EPS) without considering the provision for mark-to-market value variation in 4Q2003 was S/.2.07, or US$0.60. For the year 2003, accumulated EPS were S/.4.27, or US$1.23.

Earnings per share (EPS) considering provisions for mark-to-market value variation in 4Q2003 were S/.0.43, or US$0.12. For the year 2003, accumulated EPS were S/.1.31, or US$0.38.

Hedging Operations

During the 4Q2003 the Company reported a net loss of S/.15 million, or US$4.3 million in derivative instruments, as a result of the execution of 83,000 ounces of gold and 750,000 ounces of silver. The annual result of hedging operations is a net loss of S/.20, or US$5.7 million, for the execution of 251,500 ounces of gold and 3,000,000 ounces of silver.

In order to avoid the volatility introduced by continuous variations of "mark-to-market value", Buenaventura has converted two thirds (2/3) of its hedge book from derivatives into normal sales.

In summary, the effects of hedging operations in Buenaventura's financial statements are:

- In the Consolidated Statements of Income:

1) A loss due to mark-to-market variation of S/.617.0 million, or US$178.1 million.

2) A gain in "Income tax" and "Workers Profit Sharing" of S/.240.9 million, or US$69.6 million, linked to the above-mentioned loss.

All above transactions have no cash effects.

- As of December 2003, the Balance Sheet shows:

1) A liability for future normal sales "Deferred revenue from future sale" (short and long term) of S/.676.8, or US$195.38 million.

2) A liability due to "Derivative instruments" (short and long term) of S/.388.7 million, or US$112.2 million.

3) An asset of S/.240.9, or US$69.6 million, included in the amount reported as a "Deferred income tax and workers profit sharing".

Finally, in an effort to de-hedge its gold production, in January 2004, Buenaventura purchased 120,000 ounces of gold committed at the lowest price of its hedge book, due on 2004 and 2005. This operation represented a disbursement of US$10.4 million.

More detailed information is available in Appendices 4 and 5.

Explorations

Buenaventura's total expenditures in exploration activities in 2003 were of US$ 10.8 million; in addition US$6.4 million was invested by our partners. Highlights during the year included continuing positive results in the La Zanja, Marcapunta and Poracota projects. Other interesting precious metal prospects are Arenizo in Ayacucho, Jatun Orcco and Minasnioc in Huancavelica, Pampa Andino in Ica and both, Los Pircos and Tantahuatay, in Cajamarca.

LA ZANJA

This project will begin operations at the end of 2005 with a production of 100,000 ounces of gold per year. At this stage, La Zanja is projected to be a five-year, open-pit and heap leach oxide gold operation. This is a joint venture with Newmont Mining Corp. (47%).

At the end of 2003, reserves from Pampa Verde and San Pedro Sur added up to 17.2 MT with 1.02 gr/ton of gold and 6.92 gr/ton of silver.

MARCAPUNTA

During 2003 we totaled 12,600mts in 30 diamond drill holes. This showed that in Marcapunta West there is oxide gold mineralization overlying a sizeable deposit of copper sulfides with variable gold and arsenic contents.

We have evidenced 70% to 80% cyanide-extractable gold oxides in the order of 11.5 MT with 2.12 gr/ton of gold and 65.00 gr/ton of silver. Sulfides dominated by chalcocite reached 7.9 MT with 2.19% of copper, 0.3 gr/ton of gold and 0.05% of arsenic. Arsenical copper-gold sulfide resources in Marcapunta have more than doubled last year's inventory to 117.2 MT with 1.7% of copper, 0.6 gr/ton of gold, 24 gr/ton of silver and 0.5% of arsenic.

PORACOTA

The 6,700mts diamond drill holes program carried out in the Central Zone or Huamanihuayta demonstrated a resource in the order of 1.6 MT with 10.8 g/t Au and a variable width of 5.0mts to 7.5mts.

Based on three initial laboratory tests, we envision metallurgical treatment of the Poracota high-grade ores by gravity, followed by flotation and then cyanidation of the concentrates.

Project Development

UCHUCCHACUA

In December 2003, the Paton Tunnel connected with the level 4120 of the Carmen mine. This tunnel, 4.5 Km long, has a capacity of 1m3/sec and the main objectives are to drain and improve the ventilation of the mine. As a result, additional energy will be generated by the Paton hydro electrical plant. This will mean an annual savings of US$1 million. As a collateral effect, the construction of this tunnel permitted us to make some explorations and discover 4 mineralized structures which will be explored this year.

ORCOPAMPA

During the first quarter of 2004, the new cyanidation plant in Orcopampa should start operations. This will permit an increase of the gold recovery by about 10% and reduce sales expenses by producing "Dore" instead of gold concentrates.

Finally, La Zanja's feasibility study has been completed and the objective is to start operations in the second semester of 2005 with a total investment of US$35 million.

Board Resolutions

During today's meeting, February 26th, 2004 the Board of Directors decided to call a shareholder's meeting for March 26th, 2004 to:

1. Approve the annual report and the financial statements for the year ended December 31st, 2003.

2. Approve the proposed cash dividend payment of US$0.16 per share*.

3. Appoint external auditors.

(*) 1 common share equals 1 ADS

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a joint venture with Newmont Mining Corporation) and is one of the ten top precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

** Tables to follow

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.42	Colquijirca
Inversiones Mineras Del Sur*	78.06	Antapite / Ishihuinca
Cedimin*	100.00	Shila / Paula
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

Appendix 2. Buenaventura Production Summary

	GOLD PRODUCTION
	Three Months Ended December 31st				Year Ended December 31st
	Orcopampa		Antapite		Orcopampa		Antapite
	2002	2003	2002	2003	2002	2003	2002	2003

Tons Milled DST	90,834	101,398	32,754	44,979	350,903	394,068	121,953	155,493
AVG Ore Grade OZ/ST	0.55	0.52	0.61	0.57	0.53	0.53	0.64	0.59
AVG Recovery Rate %	86.66%	88.85%	91.26%	91.92%	86.09%	86.75%	92.68%	91.44%
Ounces Produced	43,151	47,084	18,266	23,454	160,017	180,726	72,742	84,361

	SILVER PRODUCTION
	Three Months Ended December 31st				Year Ended December 31st
	Uchucchacua		Colquijirca		Uchucchacua		Colquijirca
	2002	2003	2002	2003	2002	2003	2002	2003

Tons Milled DST	182,509	188,399	346,188	353,028	744,683	747,183	1,322,929	1,409,094
AVG Ore Grade OZ/ST	16.78	16.97	3.56	3.19	16.95	17.25	2.85	3.02
AVG Recovery Rate %	74.09%	74.12%	73.10%	69.02%	74.36%	74.30%	64.28%	68.06%
Ounces Produced	2,268,568	2,369,463	901,079	777,614	9,387,090	9,576,162	2,420,034	2,895,721

	ZINC PRODUCTION
	Three Months Ended December 31st				Year Ended December 31st
	Uchucchacua		Colquijirca		Uchucchacua		Colquijirca
	2002	2003	2002	2003	2002	2003	2002	2003

Tons Milled DST	182,509	188,399	346,188	353,028	744,683	747,183	1,322,929	1,409,094
AVG Ore Grade %	1.46%	1.33%	6.36%	4.94%	1.56%	1.41%	6.00%	5.62%
AVG Recovery Rate %	63.40%	62.05%	79.12%	78.47%	66.72%	58.83%	76.75%	77.96%
ST Produced	1,689	1,556	17,426	13,695	7,759	6,216	60,968	61,733

Appendix 3. Proven and Probable Reserves as of December 31st, 2003

GOLD	BVN %				BVN
	Equity	DST (000)	Oz / DST	Ounces (000)	Ounces (000)

Orcopampa	100.00	1043	0.517	539	539
Shila	100.00	26	0.441	12	12
Paula	51.00	113	0.608	69	35
Antapite	78.04	448	0.470	211	164
Ishihuinca	78.04	75	0.531	40	31
Yanacocha	43.65	1,047,049	0.030	31,710	13,841
La Zanja (**)	53.06	18,850	0.030	563	299
Jatun Orcco	100.00	18	0.493	9	9

Total gold reserves		1,067,623	0.031	33,153	14,931
SILVER	BVN %				BVN
	Equity	DST (000)	Oz / DST	Ounces (000)	Ounces (000)

Orcopampa	100.00	1043	0.20	209	209
Uchucchacua	100.00	3,799	17.00	64,585	64,585
Julcani	100.00	39	19.90	772	772
Shila	100.00	26	16.30	431	431
Paula	51.00	113	4.30	486	248
El Brocal	32.42	10,207	2.58	26,335	8,538
Jatun Orcco	100.00	18	6.04	110	110

Total silver reserves		15,247	6.10	92,928	74,893
ZINC	BVN %				BVN
	Equity	DST (000)%		DST (000)	DST (000)

Uchucchacua	100.00	3,799	2.18	83	83
El Brocal	32.42	10,207	6.09	622	202

Total zinc reserves		14,007	5.03	704	284
LEAD	BVN %				BVN
	Equity	DST (000)%		DST (000)	DST (000)

Uchucchacua	100.00	3,799	1.65	63	63
Julcani	100.00	39	1.10	0.4	0.4
El Brocal	32.42	10,207	2.32	237	77

Total lead reserves		14,045	2.14	300	140
COPPER	BVN %				BVN
	Equity	DST (000)%		DST (000)	DST (000)

Cerro Verde	9.00	724,774	0.59	4,276	385

Total copper reserves		724,774	0.59	4,276	385

(**) Environmental impact studies in progress

Appendix 4. Gold Hedge Book as of January 15th, 2004

Total Gold Commitments as of 01/15/2004
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	198,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,094,500
	$/oz	314.12	313.65	314.91	313.90	297.83	294.03	285.00	285.00	304.83
290	Ounces	198,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,094,500
	$/oz	333.94	332.64	327.34	326.03	309.74	305.91	347.50	347.50	321.20
300	Ounces	198,000	208,000	338,000	350,500	428,000	452,000	60,000	60,000	2,094,500
	$/oz	335.71	334.57	330.00	328.88	316.05	313.08	347.50	347.50	325.31
340	Ounces	198,000	208,000	338,000	358,000	458,000	482,000	90,000	82,500	2,214,500
	$/oz	341.82	340.72	338.52	338.16	341.00	341.95	346.67	346.82	340.86
345	Ounces	198,000	208,000	338,000	358,000	458,000	482,000	90,000	82,500	2,214,500
	$/oz	341.82	340.72	338.52	338.16	343.62	345.31	346.67	346.82	342.14
350	Ounces	302,000	312,000	448,000	468,000	568,000	552,000	120,000	105,000	2,875,000
	$/oz	342.78	342.02	340.42	339.90	345.72	348.06	346.25	346.43	343.73
385	Ounces	362,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,995,000
	$/oz	349.78	348.95	340.42	339.90	360.51	368.61	346.25	346.43	351.98
400	Ounces	362,000	372,000	448,000	468,000	568,000	552,000	120,000	105,000	2,995,000
	$/oz	349.78	348.95	340.42	339.90	366.85	377.41	346.25	346.43	354.80
420	Ounces	362,000	372,000	448,000	468,000	628,000	552,000	120,000	105,000	3,055,000
	$/oz	349.78	348.95	340.42	339.90	371.93	386.21	346.25	346.43	357.67

Future Gold Sales as of 01/15/2004
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	314.12	313.65	311.98	311.77	297.83	294.03	285.00	285.00	303.80
290	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	333.94	332.64	325.62	324.73	309.74	305.91	347.50	347.50	320.59
300	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	335.71	334.57	328.54	327.77	316.05	313.08	347.50	347.50	324.80
340	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	341.82	340.72	337.89	337.53	340.72	341.75	347.50	347.50	340.51
345	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	341.82	340.72	337.89	337.53	343.53	345.33	347.50	347.50	341.90
350	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	341.82	340.72	337.89	337.53	346.33	348.92	347.50	347.50	343.28
385	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	341.82	340.72	337.89	337.53	365.96	374.00	347.50	347.50	352.94
400	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	341.82	340.72	337.89	337.53	374.37	384.76	347.50	347.50	357.09
420	Ounces	198,000	208,000	308,000	328,000	428,000	452,000	60,000	60,000	2,042,000
	$/oz	341.82	340.72	337.89	337.53	374.37	395.51	347.50	347.50	359.47

Gold Derivatives as of 01/15/2004
		2004	2005	2006	2007	2008	2009	2010	2011	Total
285	Ounces			30,000	22,500					52,500
	$/oz			345.00	345.00					345.00
290	Ounces			30,000	22,500					52,500
	$/oz			345.00	345.00					345.00
300	Ounces	80,000	80,000	110,000	102,500	80,000	40,000			492,500
	$/oz	343.00	343.00	343.55	343.44	343.00	343.00			343.21
340	Ounces	80,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	612,500
	$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.57
345	Ounces	80,000	80,000	110,000	110,000	110,000	70,000	30,000	22,500	612,500
	$/oz	343.00	343.00	343.55	343.55	343.55	343.86	345.00	345.00	343.57
350	Ounces	104,000	104,000	140,000	140,000	140,000	100,000	60,000	45,000	833,000
	$/oz	344.62	344.62	346.00	345.46	343.86	344.20	345.00	345.00	344.86
385	Ounces	164,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	953,000
	$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	349.92
400	Ounces	164,000	164,000	140,000	140,000	140,000	100,000	60,000	45,000	953,000
	$/oz	359.39	359.39	346.00	345.46	343.86	344.20	345.00	345.00	349.92
420	Ounces	164,000	164,000	140,000	140,000	200,000	100,000	60,000	45,000	1,013,000
	$/oz	359.39	359.39	346.00	345.46	366.70	344.20	345.00	345.00	354.07

Appendix 5. Silver Hedge Book as of January 15th, 2004

Silver derivatives as of 01/15/2004
	A US $ 4.00		A US $ 4.15		A US $ 6.20		A US $ 6.33		A US $ 6.50		A US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2004	300,000	6.00	1,500,000	5.84	1,560,000	6.15	1,794,000	6.16	2,100,000	6.16	3,000,000	6.16
2005	300,000	6.00	1,400,000	5.84	1,460,000	6.15	1,677,750	6.15	1,962,500	6.15	2,800,000	6.16
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	800,000	6.00	3,100,000	5.85	3,260,000	6.14	3,737,750	6.14	4,362,500	6.14	6,200,000	6.15

Appendix 6. Consolidated Financial Statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 and 2003
	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Assets
Current asset

Cash and cash equivalents	91,447	379,934	109,681

Investment funds	-	52,317	15,103

Trade accounts receivable	69,214	70,797	20,438

Other accounts receivable, net	17,456	25,471	7,354

Accounts receivable from affiliates	30,934	35,937	10,374

Inventories, net	75,069	73,624	21,254

Current portion of prepaid taxes and expenses	31,134	43,417	12,534
	_________	_________	_________
Total current assets	315,254	681,497	196,738

Long-term account receivable	9,048	915	264

Prepaid taxes and expenses	13,350	7,199	2,078

Investments in shares	1,195,191	1,375,852	397,186

Property, plant and equipment, net	367,523	376,528	108,697

Development costs and mineral lands, net	114,843	131,350	37,919

Deferred stripping costs	39,777	53,437	15,426

Mining concessions and goodwill, net	175,293	160,276	46,269

Deferred income tax and workers' profit sharing, net	-	283,547	81,855
	_________	_________	_________
Total assets	2,230,279	3,070,601	886,432
	_________	_________	_________

Consolidated Balance Sheets (Continued)

	2002	2003	2003
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	44,215	22,365	6,456
Accounts payable to affiliates	36,667	50,237	14,503
Other current liabilities	49,617	82,061	23,689
Derivative instruments	-	95,227	27,490
Deferred revenue from future sale	-	65,625	18,945
Current portion of long-term debt	17,345	67,162	19,389
	_________	_________	_________
Total current liabilities	147,844	382,677	110,472
	_________	_________	_________

Other long-term liabilities	14,607	73,263	21,150
Derivative instruments	-	293,447	84,713
Deferred revenue from future sale	-	611,174	176,436
Deferred income tax and workers'profit sharing	17,619	-	-
Long-term debt	114,337	43,344	12,513
	_________	_________	_________
Total liabilities	294,407	1,403,905	405,284
	_________	_________	_________
Minority interest	46,395	46,166	13,327
	_________	_________	_________

Shareholders' equity, net
Capital stock, net of treasury shares by S/47,339,000 in 2002 and 2003	568,880	568,880	164,226
Investment shares, net of treasury shares by S/63,000 in 2002 and 2003	1,604	1,604	463
Additional capital	582,134	582,134	168,053
Legal reserve	77,733	94,653	27,325
Retained earnings	652,102	207,958	60,034
Cumulative translation adjustment	7,024	(28,023)	(8,090)
Unrealized gain of investments in shares carried at fair value	-	199,373	57,556
Unrealized loss from derivative instruments	-	(6,049)	(1,746)
	_________	_________	_________

Total shareholders' equity, net	1,889,477	1,620,530	467,821
	_________	_________	_________
Total liabilities and shareholders' equity, net	2,230,279	3,070,601	886,432
	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income
	For the three-month period ended December 31,			For the twelve-month period ended December 31,
	__________________________________			__________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	139,690	194,712	56,210	548,815	700,959	202,355
Royalty income	24,173	27,879	8,048	78,503	111,398	32,159
	___________	___________	___________	___________	___________	___________
Total revenues	163,863	222,591	64,258	627,318	812,357	234,514
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	66,436	72,417	20,906	262,945	290,278	83,798
Depreciation	9,616	14,929	4,310	39,134	44,984	12,986
Exploration and development costs in operational mining sites	21,681	23,122	6,675	74,032	81,711	23,589
	___________	___________	___________	___________	___________	___________
Total costs of operation	97,733	110,468	31,891	376,111	416,973	120,373
	___________	___________	___________	___________	___________	___________
Gross margin	66,130	112,123	32,367	251,207	395,384	114,141
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	21,670	45,715	13,197	75,594	117,408	33,894
Exploration costs in non-operational mining areas	17,356	19,546	5,643	38,426	56,487	16,307
Selling	5,833	6,867	1,982	23,178	24,572	7,094
Royalties	3,102	8,062	2,327	13,995	23,968	6,919
Assets impairment loss and write off	1,558	4,472	1,291	1,558	4,472	1,291
	___________	___________	___________	___________	___________	___________
Total operating expenses	49,519	84,662	24,440	152,751	226,907	65,505
	___________	___________	___________	___________	___________	___________
Operating income	16,611	27,461	7,927	98,456	168,477	48,636
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies, net	170,348	178,994	51,673	337,429	531,514	153,439
Gain (loss) from change in the fair value of derivative instruments	-	(324,235)	(93,601)	-	(616,986)	(178,114)
Realized gain (loss) in derivative instruments	6,580	(14,951)	(4,316)	42,669	(19,840)	(5,727)
Gain (loss) from exposure to inflation	3,038	2,330	672	(3,157)	306	89
Interest income	2,376	2,833	818	8,785	7,421	2,142
Interest expense	(3,837)	(2,392)	(691)	(15,922)	(8,281)	(2,391)
Amortization of mining concessions and goodwill	(2,961)	(2,823)	(815)	(16,626)	(14,850)	(4,287)
Loss from sale of subsidiary's shares	-	-	-	(6,739)	-	-
Other, net	(1,321)	(10,134)	(2,926)	2,816	(12,206)	(3,523)
	___________	___________	___________	___________	___________	___________
Total other income (expenses), net	174,223	(170,378)	(49,186)	349,255	(132,922)	(38,372)
	___________	___________	___________	___________	___________	___________

	For the three-month period ended December 31,			For the twelve-month period ended December 31,
	__________________________________			__________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Income (loss) before income tax, workers' profit sharing, minority interest and cumulative effect of changes in accounting principle	190,834	(142,917)	(41,259)	447,711	35,555	10,264
Workers' profit sharing	(1,538)	61,560	17,771	(1,538)	59,949	17,306
Income tax	(7,928)	216,241	62,425	(25,604)	189,024	54,568
	___________	___________	___________	___________	___________	___________
Income (loss) before minority interest and cumulative effect of changes in accounting principle	181,368	134,884	38,937	420,569	284,528	82,138
Minority interest	(11,225)	(11,031)	(3,184)	(24,272)	(48,640)	(14,042)
	___________	___________	___________	___________	___________	___________
Income (loss) before cumulative effect of changes in accounting principle	170,143	123,853	35,753	396,297	235,888	68,096

Cumulative effect of changes in accounting principle	-	(68,918)	(19,895)	-	(68,918)	(19,895)
	___________	___________	___________	___________	___________	___________
Net income	170,143	54,935	15,858	396,297	166,970	48,201
	___________	__________	__________	___________	__________	__________

Basic and diluted earnings per share before cumulative effect of changes in accounting principle, stated in Peruvian Nuevos Soles and U.S. dollars	1.34	0.97	0.28	3.12	1.85	0.54
Cumulative effect of accounting changes in basic and diluted earnings per share	-	(0.54)	(0.16)	-	(0.54)	(0.16)
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	1.34	0.43	0.12	3.12	1.31	0.38
	___________	__________	__________	___________	__________	__________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	__________	__________	___________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

	For the three-month period ended December 31,			For the twelve-month period ended December 31,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	132,716	199,561	57,610	540,097	699,377	201,899
Collection of dividends	79,216	205,863	59,429	79,216	459,509	132,653
Collection of royalties	29,545	35,612	10,281	76,797	107,106	30,920
Collection of interest	244	2,697	779	8,811	8,415	2,429
Payments to suppliers and third parties	(56,663)	(109,131)	(31,506)	(276,290)	(330,895)	(95,525)
Payments of exploration expenditures	(40,809)	(43,009)	(12,416)	(94,006)	(122,673)	(35,414)
Payments to employees	(24,382)	(5,716)	(1,650)	(97,281)	(96,882)	(27,968)
Payments of income tax	(13,223)	(325)	(94)	(29,430)	(36,710)	(10,596)
Payments of royalties	(3,196)	(8,385)	(2,421)	(12,714)	(24,763)	(7,149)
Payments of interest	(2,148)	(837)	(242)	(13,781)	(8,281)	(2,391)
	________	________	________	________	________	________
Net cash provided by operating activities	101,300	276,330	79,770	181,419	654,203	188,858
	________	________	________	________	________	________
Investing activities
Purchase of plant and equipment	(20,497)	(26,614)	(7,683)	(63,401)	(64,646)	(18,662)
Increase of investment fund	-	-	-	-	(50,589)	(14,604)
Development expenditures	(4,062)	(14,628)	(4,223)	(22,877)	(36,705)	(10,596)
Proceeds (payments) from derivative instruments settled, net	6,580	(14,951)	(4,316)	42,669	(19,840)	(5,727)
Purchase of investments in shares	-	(2,573)	(743)	(11,370)	(4,445)	(1,283)
Proceeds from sale of shares	1,235	2,916	842	4,121	2,916	841
Proceeds from sale of plant and equipment	961	1,290	372	961	2,348	678
	________	________	________	________	________	________
Net cash used in investing activities	(15,783)	(54,560)	(15,751)	(49,897)	(170,961)	(49,353)
	________	________	________	________	________	________

Net cash used in financing activities	(92,344)	(60,080)	(17,344)	(127,184)	(194,755)	(56,223)
	________	________	________	________	________	________
Net increase (decrease) in cash during the period	(6,827)	161,690	46,675	4,338	288,487	83,282
Cash at beginning of period	98,274	218,244	63,006	87,109	91,447	26,399
	________	________	________	________	________	________
Cash at period-end	91,447	379,934	109,681	91,447	379,934	109,681
	________	________	________	________	________	________

	For the three-month period ended December 31,			For the twelve-month period ended December 31,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income (loss) to net cash provided by operating activities
Net income (loss)	170,143	54,935	15,858	396,297	166,970	48,201
Add (deduct)
Loss from change in the fair value of derivative instruments	-	324,235	93,601	-	616,986	178,114
Cumulative effect of accounting changes	-	68,918	19,895	-	68,918	19,895
Minority interest	11,225	11,031	3,184	24,272	48,640	14,042
Depreciation	11,520	16,299	4,705	41,259	47,961	13,846
Long-term officers' compensation (*)	5,989	26,459	7,638	6,429	47,277	13,648
Amortization of development costs and mineral lands in operational mining sites	3,246	3,054	882	16,328	17,517	5,057
Amortization of mining concessions and goodwill	2,961	2,823	815	16,626	14,850	4,287
Loss (gain) from exposure to inflation	(3,038)	(2,330)	(672)	3,157	(306)	(89)
Write-off of development cost and mineral lands in operational mining sites	-	7,380	2,130	-	7,380	2,130
Net cost of retired plant and equipment	5,424	3,801	1,097	8,105	6,187	1,786
Loss from the change in the fair value of long-lived assets retirement obligation	-	4,503	1,300	-	4,503	1,300
Assets improvement loss and write-off	1,558	4,472	1,291	1,558	4,472	1,291
Deferred income tax and workers' profit sharing	(10)	(289,441)	(83,557)	3,386	(287,874)	(83,105)
Share in affiliated companies, net of dividends received	(91,132)	26,869	7,756	(258,213)	(72,005)	(20,786)
Gain on sale of plant and equipment	1,015	(1,114)	(322)	(856)	(2,033)	(587)
Unrealized gain in investment fund costs	-	(124)	(36)	-	(1,728)	(499)
Loss (gain) in sale of shares	1,346	(255)	(74)	1,346	(255)	(74)
Loss from sale of subsidiary's shares	-	-	-	6,739	-	-
Allowance for doubtful accounts receivable	314	5,674	1,638	314	5,674	1,638

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(11,737)	3,239	935	(70,399)	(15,271)	(4,408)
Deferred stripping costs	-	(4,890)	(1,412)	(11,916)	(13,660)	(3,944)
Prepaid taxes and expenses	3,115	(3,722)	(1,074)	1,568	(6,132)	(1,770)
Inventories	(311)	(1,076)	(311)	806	1,127	325
Increase (decrease) of operating liabilities -
Accounts payable	(10,328)	15,590	4,503	(5,387)	(4,995)	(1,440)
	________	________	________	________	________	________

Net cash provided by operating activities	101,300	276,330	79,770	181,419	654,203	188,858
	_________	_________	_________	_________	_________	_________

(*) This provision, which covers until the year 2012, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 17 to the 2003 consolidated financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 27, 2004